ITEM 77C – Matters Submitted to a Vote of Security Holders

1.

A special meeting of shareholders of the ING International High Dividend Equity Income Fund (“Fund”) was held on September 3, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; and 3) approve a new investment sub-sub-advisory agreement between ING Investment Management Co. LLC and ING Investment Management Advisors, B.V. (“IIMA”)  with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan.

Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
1	4,287,247.583	258,611.612	210,559.709	1,582,289.014	6,338,707.918
2	4,278,908.774	268,939.769	208,580.361	1,582,289.014	6,338,717.918
3	4,271,226.418	275,780.056	209,412	1,582,289.014	6,338,707.918

Proposals passed.